Exhibit 99.1

N E W S    R E L E A S E

Investor Contacts:

Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com

CHARTERED REITERATES GUIDANCE FOR THIRD QUARTER

SINGAPORE — September 3, 2004 — Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) reaffirmed its third-quarter guidance, which was originally provided on July 23, 2004.

“The quarter is progressing essentially in line with our July guidance and Chartered’s third quarter revenues are now expected to be approximately $256 million, up around 86% from the year-ago quarter and revenues including our share of SMP are expected to be approximately $305 million, up around 65% from the year-ago quarter. Consistent with revenues, we are also maintaining our guidance for third quarter net profit,” said George Thomas, vice president & CFO of Chartered.

“Compared to second quarter 2004, as we had expected, we are seeing strength in the computer sector offset by weakness in communications and to a lesser extent the consumer sector. Also, we continue to expect revenue contribution from 0.18-micron and below products in the third quarter to be approximately 40 percent, and 0.13-micron revenues to be now slightly above 15% of total business base revenues.”

Based on its current assessment of market and customer trends, the Company’s updated guidance for third quarter 2004 is as follows:

	2Q 2004	3Q 2004 Guidance
		July 23 Guidance	September 3 Guidance
	Actual	Midpoint/Range	Midpoint/Range
Revenues (a)	$255.8M	$255.0M, +/- $3M	$256.0M, +/- $2M
Chartered’s share of SMP revenues	$52.3M	$50.0M, +/- $1M	$49.0M, +/- $1M
Revenues including Chartered’s share of SMP	$308.1M	$305.0M, +/- $4M	$305.0M, +/- $3M

ASP (a)	$1,048	$1,004, +/- $20	$1,008, +/- $10
ASP of Chartered’s share of SMP revenues	$1,485	$1,413, +/- $25	$1,414, +/- $15
ASP including Chartered’s share of SMP	$1,103	$1,054, +/- $25	$1,056, +/- $15

Utilization	90%	90%, +/- 2% points	90%, +/- 2% points

Net Income (a) (b)	$15.3M	$9.5M, +/- $5M	$9.5M, +/- $4M
Earnings per ADS	$0.06	$0.04, +/- $0.02	$0.04, +/- $0.02

(a)	Determined in accordance with US GAAP.

(b)	Net income includes the negative profit impact from CSP accounting treatment, which was $8.4 million in second quarter 2004, and is projected to be approximately $16.2 million in third quarter 2004.

Chartered plans to release third quarter 2004 results on Friday, October 29, 2004, Singapore time, before the Singapore market opens.

Chartered’s original guidance for third quarter 2004 was published in the Company’s second-quarter 2004 earnings release dated July 23, 2004, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

Presentation of Information in this News Release

The Company’s financial results are prepared and determined in accordance with US GAAP. In order to give investors additional information, Chartered has also provided information on its total business base revenues and ASP, which included the Company’s share of Silicon Manufacturing Partners.

Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues. References to revenues or ASP including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP.

About Chartered

Chartered Semiconductor Manufacturing, one of the world’s top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates four fabrication facilities and has a fifth fab, the Company’s first 300mm facility, which is expected to begin pilot production by the end of 2004.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST: CHARTERED). Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our expectation of third quarter performance to be in line with our July 2004 guidance, strength in the computer sector, revenue contribution from 0.18 and 0.13 micron and below products and our outlook for third quarter 2004 reflect our current views with respect to future events and financial performance are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services, computer and communications sector; pricing pressures, reliance on a small group of customers, rescheduling and canceling of orders; changes in product mix; economic conditions in the United States as well as globally; the fluctuations in the semiconductor market and customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level and the technology mix in our fabrication facilities; our progress on leading edge products and the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

###